

March 1, 2012

Via E-mail
Robert J. Enck
President and Chief Executive Officer of Equinox Fund Management LLC
The Frontier Fund
1775 Sherman Street
Suite 2500
Denver, Colorado 80203

> **Re: The Frontier Fund**
> **Form 10-K**
> **Filed March 28, 2011**
> **File No. 000-51274**

Dear Mr. Enck:

We have reviewed your response letter dated February 3, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Financial Statements

General

1. We have considered your response to our prior comment 7 and continue to believe your financial statements should include the audited financial statements of the legal registrant as well as each series. Please clarify for us the entity that you consider to be the legal registrant, and revise your financial statements in future filings as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3413 if you have questions.

Sincerely,

/s/ Kevin Woody for

Cicely LaMothe
Senior Assistant Chief Accountant